PAN AMERICAN LITHIUM CORP.
3040 N. Campbell Avenue, Suite 110
Tucson, AZ 85719
Tel: 520-623-3090

November 30, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

RE:	Pan American Lithium Corp. (the “Company”)
Amendment No. 3 to Registration Statement on Form F-1 (the “F-1”)
File No. 167277
Filed October 27, 2010

Attention:	Anne Nguyen Parker, Branch Chief

Dear Anne Parker:

     The Company writes in response to your letter dated November 19, 2010 to Mr. Brodkey of the Company with respect to the above-noted filing of the Company. The Company provides below its responses to your comments. The Company has also provided a blacklined copy of the F-1 showing the changes from its previous filing. For your ease of reference, the responses are numbered in a manner that corresponds with your comments.

General

1.

We note your response to our prior comment 4 from our letter dated September 22, 2010 and the table included on pages 11 and 48. Please include the information you provided in your response regarding the date the options are exercisable and a cross-reference to the applicable option agreements filed as exhibits that govern the options for sale by selling shareholders.

Response: The Company has added the date the options are exercisable and a cross-reference to the exhibit numbers for the option agreements for the tables on pages 11 and 48.

2.

We note your response to our prior comment 8 from our letter dated August 3, 2010 and your response to our prior comment 5 from our letter dated September 22, 2010. Please indicate clearly where you added the disclosure from the final paragraph of your response to our prior comment 8 from our letter dated August 3, 2010 regarding the issuance of 5,600,000 shares of common stock, which represented an increase of 106% and resulted in the substantial dilution of your existing stockholders. In the alternative, include the disclosure included in the last paragraph of your response to our prior comment 8.

Response: The Company has included the last paragraph of its response to comment #8 in your letter dated August 3, 2010 to the “Dilution” section on page 12.

Front Cover Page of Registration Statement

3.

We note that with this latest amendment, the agent for service was changed to a Canadian address. Please provide the name, address, telephone number of an agent for service who is located in the United States. See Schedule A.

Response: The Company has revised its agent for service on the front page to its head office, which is located in the United States.

There are a large number of unexercised share purchase warrants..., page 9

4.

Please indicate and address in the risk factor whether the risk factor calculations and totals included all purchase warrants and options exercisable as of October 19, 2010 or all of the purchase warrants and options currently outstanding.

Response: The Company has revised the risk factor on page 9 and the disclosure in the “Dilution” section on page 12 to indicate that the calculation includes all of the purchase warrants and options currently outstanding.

Use of Proceeds, page 11

5.

We note your response to our prior comment 16 from our letter dated September 22, 2010 and the removal of exploration and development from your general operating expenses. We note further from your response that you anticipate that none of the proceeds from the exercise of the options will be used for exploration and development. Please more specifically address your plans for the use of the General Operating Expense. In particular, address the progressive increase in the amount of money allotted as the percentage of options exercised increases given that office space and utilities are presumably fixed costs.

Response: The Company has revised the “Use of Proceeds” section on page 11 to re-categorize the expenses to conform with the table in the “Anticipated Cash Requirements” section on page 37. The Company has also clarified that the proceeds from the exercise of options is not a significant source of financing for the Company.

Results of Operations, page 35

6.

We note your response to our prior comment 18 from our letter dated September 22, 2010 and your disclosure that the material increases in your incurred expenses from February 28, 2009 to February 28, 2010 “...reflected the focus on [y]our lithium property interests, the expansion of [y]our management team and board of directors, and increased professional fees resulting from the acquisition of our lithium property interests.” Further, we note that on page 32, you indicate that you have one employee. Please revise to address the specific expansion of your management team and board of directors and the sources of the increased professional fees, including the reason for the increase in investor communications expense.

Response: The Company has revised its “Results of Operations” section on page 35 to provide additional explanation regarding the increased expenses.

Summary of Quarterly Results, page 36

7.

You state that “We became a reporting issuer following completion of our initial public offering on July 24, 2009.” Please revise to clarify that you are referring to your initial public offering in Canada and that you became a reporting issuer in Canada.

Response: The Company has revised its “Summary of Quarterly Results” section on page 36 to clarify that it is referring to its initial public offering in Canada.

Selling Stockholders, page 47

8.

We note your response to our prior comment 25 from our letter dated September 22, 2010. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by NTC & CO FBO DANIEL RIVERS.

Response: The Company has revised its “Selling Stockholders” section on page 48 to state that Daniel Rivers has voting and/or dispositive powers with respect to the securities offered for resale by NTC & CO FBO DANIEL RIVERS.

Selected Annual Information, page 49

9.	Please provide comparative selected financial data and the reconciliations of the data to U.S. GAAP for the interim period ended May 31, 2010 to comply with Item 3.A of Form 20-F.

Response: The Company has renamed the “Selected Annual Information” section on page 33 to the “Selected Financial Information” and has inserted the information for the interim period ended August 31, 2010.

Note 13 – Differences between Canadian and United States Generally Accepted Accounting Principles, page F-38

10.

We have read your response to prior comment 31 and understand that you have not reported the 1% non-controlling interest in SALICO based on your conclusion that the balance is immaterial. Please confirm that you will continue to monitor your non- controlling interests in future reporting periods and provide the required disclosures under FASB ASC paragraphs 810-10-45-15 and 16 should it become material to your financial statements.

Response: The Company confirms that it will monitor its non-controlling interest in SALICO for materiality on a quarterly basis and will provide the required disclosures under FASB ASC paragraphs 810-10-45-15 and 16 should it become material to its financial statements.

Financial Statements for the Interim period ended May 31, 2010, page F-41

11.	Please provide reconciliations of the financial statements to U.S. GAAP for the interim period ended May 31, 2010 to comply with Item 17(c) of Form 20-F.

Response: The Company has provided a reconciliation of the financial statements for the six month period ended August 31, 2010 to U.S. GAAP on page F-59.

Recent Sale of Unregistered Securities, page II-1

12.

We note your response to our prior comment 28 from our letter dated September 22, 2010 and the addition of the class of securities offered to the table. Please name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K. In the alternative, please specifically indicate where the information can be found in the section.

Response: The Company has added a column to the table on page II-1 to indentify the class of persons to whom the securities were sold.

Exhibits

13.

We note your response to our prior comment 29 from our letter dated September 22, 2010. Please revise your exhibit index to indicate the correct date of the agreement. In particular, we note the entry for Exhibit 10.6.

Response: The Company has amended the reference to Exhibit 10.6 to indicate that the date of the agreement is November 3, 2009.

14.	In addition, please include all exhibits filed in your exhibit index. In particular, we note the omission of Exhibits 10.33, 10.34, and 21.1.

Response: The Company has included all exhibits in its exhibit index.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,
PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew Brodkey
President and Chief Executive Officer